UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                  SKYMALL, INC.
                                  -------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   830859 10 4
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    BERT A. GETZ
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  1,036,597 shares
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      188,000 shares
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       1,036,597 shares
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  188,000 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,224,597 shares
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    14.2% based upon 8,654,000 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer:

            SkyMall, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1520 East Pima Street
            Phoenix, Arizona  85034

ITEM 2(A)   NAME OF PERSON FILING:

            Bert A. Getz

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of Mr. Getz is 6730 N. Scottsdale Road, Suite 250, Scottsdale, Arizona 85253.

ITEM 2(C)   CITIZENSHIP:

            Mr. Getz is a citizen of the United States.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.001 par value

ITEM 2(E)   CUSIP NUMBER:

            830859 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a)/ / Broker or Dealer registered under Section 15 of the Act

            (b)/ / Bank as defined in Section 3(a)(6) of the Act

            (c)/ / Insurance Company as defined in Section 3(a)(19) of the Act

            (d)/ / Investment Company registered under Section 8 of the
                   Investment Company Act

            (e)/ / Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940

            (f)/ / Employee  Benefit  Plan,  Pension  Fund  which is  subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g)/ / Parent Holding Company, in accordance with ss.240.13d-1(b)(1)
                   (ii)(G) (NOTE: See Item 7)

            (h)/ / Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

            Not  applicable.


                                Page 3 of 5 Pages

ITEM 4.     OWNERSHIP.

     (A)    AMOUNT BENEFICIALLY OWNED:

            As of December 31, 1996, Mr. Getz beneficially owned 1,224,597 shares of Common Stock of the Company consisting of (i) 552,497 shares of Common Stock individually held by Mr. Getz (ii) 188,000 shares of Common Stock issued upon the conversion of 1,000 shares of Preferred Stock issued by the Company, which are held by Globe Corporation, a corporation that is owned by various trusts for the benefit of Mr. Getz and his children, and (iii) 484,100 shares of Common Stock individually held by Mr. Getz that were issued upon the conversion of 2,575 shares of Preferred Stock by the Company. On January 17, 1997, Globe Corporation sold 150,000 shares of Common Stock to cover the underwriters' over-allotment option in the Company's initial public offering (the "Over-Allotment Option"), which reduced the number of shares beneficially owned by Mr. Getz to 1,074,597 shares.

     (B)    PERCENT OF CLASS:

            As of December 31, 1996, Mr. Getz beneficially owned 14.2% of the Common Stock. Following the exercise of the Over-Allotment Option on January 17, 1997, Mr. Getz beneficially owned 12.4% of the Company's Common Stock.

     (C)    NUMBER OF SHARES AS TO WHICH EACH SUCH PERSON HAS:*

            (i)    sole power to vote or to direct the vote: 1,036,597 shares

            (ii)   shared power to vote or to direct the vote: 188,000 shares

            (iii)  sole  power to  dispose  or to  direct  the  disposition  of:
                   1,036,597 shares

            (iv)  shared  power to  dispose  or to direct  the  disposition  of:
                  188,000 shares

            ----------
            * Prior to the exercise of the over-allotment option.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

                                Page 4 of 5 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not Applicable.


                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




DATED: February 10, 1997                          /s/ Bert A. Getz
                                                  --------------------------
                                                  BERT A. GETZ





                                Page 5 of 5 Pages